UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

    Application for Deregistration of Certain Registered Investment Companies



I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]     Merger

         [ ]     Liquidation

         [X]     Abandonment of Registration
                 (Note: Abandonments of Registration answer only question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Great-West Variable Annuity Account A

3. Securities and Exchange Commission File No.: 811-01737

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

                  8515 East Orchard Road
                  Greenwood Village, Colorado 80111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Ryan L. Logsdon
                  Associate Counsel
                  Great-West Life & Annuity Insurance Company
                  8515 East Orchard Road
                  Greenwood Village, Colorado 80111
                  Telephone (303) 737-4675

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the "Act") [17 CFR 270.31a-1, .31a-2]:

                  Great-West Life & Annuity Insurance Company
                  8515 East Orchard Road
                  Greenwood Village, Colorado 80111
                  Telephone (303) 737-3000

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Colorado

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

             GW Capital Management, LLC (d/b/a Maxim Capital Management, LLC) 8515 East Orchard Road
             Greenwood Village, Colorado 80111

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

             GWFS Equities, Inc.
             8515 East Orchard Road
             Greenwood Village, Colorado 80111

13. If the fund is a unit investment trust ("UIT") provide: N/A

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ ] Yes          [X] No

          If Yes, for each UIT state:

          Name(s):

          File No.:  811-__________

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes           [  ] No

   If Yes, state the date on which the board vote took place:  February 9, 2005

   If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes  [  ] No

   If Yes, state the date on which the shareholder vote took place:
   April 18, 2005

         If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [  ] Yes          [  ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

         (b) Were the distributions made on the basis of net assets?

                  [  ] Yes          [  ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [  ] Yes          [  ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e) Liquidations only:
             Were any distributions to shareholders made in kind?

                  [  ] Yes          [  ] No

           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
    Has the fund issued senior securities?

         [  ] Yes          [  ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [  ] Yes          [  ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ] Yes          [  ] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [  ] Yes          [  ] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [  ] Yes          [  ] No

21. Does the fund have any outstanding debts (other than face amounts certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ] Yes          [  ] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

                  (i) Legal expenses:

                  (ii) Accounting expenses:

                  (iii) Other expenses (list and identify separately):


                  (iv) Total expenses (sum of lines (i)-(iii) above):

    (b) How were those expenses allocated?

    (c) Who paid those expenses?

    (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ] Yes          [  ] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [  ] Yes          [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [X] Yes           [  ] No

         If Yes, describe the nature of the extent of those activities:

                Great-West Variable Annuity Account A ("Account A") intends to operate as a separate account exempt from registration under the Investment Company Act of 1940, as amended (the "1940 Act"), pursuant to the provisions of Section 3(c)(1) of the 1940 Act until none of the remaining ninety-four (94) Participants hold annuity contracts funded by Account A. Account A will, in accordance with its notification to shareholders in proxy materials seeking approval to terminate Account A's registration, invest in an unaffiliated open-end management investment company. Participant account records will be maintained, statements will be mailed and all other administrative activity previously provided with respect to Account A will continue to be provided by Great-West Life & Annuity Insurance Company ("GWL&A").

                Account A was established as a managed separate account in 1968 for the purpose of funding annuity contracts. The contract was designed for annuity purchase plans adopted by public school systems and certain tax-exempt organizations, whose participating employees may obtain certain federal income tax benefits under Section 403(b) of the Internal Revenue Code. Over 20 years ago, effective April 16, 1984, GWL&A ceased issuing new contracts funded by Account A. For the last 16 years, since May 1, 1989, GWL&A has not accepted additional contributions under existing contracts. Account A currently has a total of ninety-four (94) beneficial owners. Participants were notified of the intention to file and approved the filing of the application to terminate Account A's registration.

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Great-West Variable Annuity Account A, (ii) he is the Treasurer of Great-West Variable Annuity Account A, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                             /s/ G.R. McDonald
                                             ----------------------------------
                                             G.R. McDonald